Mail Stop 3561

								November 17, 2005

Paul Lipschutz
Chief Executive Officer
Collectible Concepts Group, Inc.
1600 Lower State Road
Doylestown, PA 18901

Re:	Collectible Concepts Group, Inc.
Form 10-KSB/A for the Fiscal Year Ended February 28, 2005
	Form 10-QSB/A for the Fiscal Quarter Ended May 31, 2005
	Form 10-QSB for the Fiscal Quarter Ended August 31, 2005
	Amendment No. 1 to Schedule 14C
      Filed October 20, 2005
	File No. 0-30703

Dear Mr. Lipschutz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB/A for the Fiscal Year Ended February 28, 2005

Management`s Discussion and Analysis or Plan of Operation, page 9
1. We note your response to comment 7 in our letter dated
September
14, 2005. However, it does not appear that you have made the revised disclosure concerning the party to whom you sold a 2.5% interest to your future revenues from your NFL, NBA and possible MLB licenses. We reissue our previous comment 7.

Exhibits, page 33
2. Please revise your exhibit index to include all the agreements you have filed in response to our comments including exhibits 10.9, 10.10, 10.11 and 10.12.
Form 10-QSB/A for the Fiscal Quarter Ended May 31, 2005

Controls and Procedures, page 24
3. We note your response to comment 16 in our letter dated
September
14, 2005. We reissue our previous comment 16. Please update your discussion to disclose your progress in correcting your material deficiencies and weaknesses and when you anticipate that they will be corrected. You can not incorporate by reference this disclosure from your 10-KSB.

Part II

Exhibits 31.1 and 31.2
4. Please delete the title of the officer from each certification. The exhibit should simply state the officer`s name and not state the officer`s title. Please revise the certifications included with your
August 31, 2005 Form 10-QSB.

Form 10-QSB for the Fiscal Quarter Ended August 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 23

Liquidity and Capital Resources, page 25
5. We note your response to comment 10 in our letter dated
September
14, 2005. Please discuss any known trends, events or uncertainties that have or are reasonably likely to have a material impact on your short-term or long-term liquidity. In this regard, we note that you are currently in default on your indebtedness and that certain debt holders have security interests in your assets. Please discuss the likelihood that you may file for bankruptcy protection.

Schedule 14C
6. We note your response to comment 20 in our letter dated
September
14, 2005. While we note that you have filed the stock plan as an exhibit, you must comply with the first sentence of previous comment
20.  Please revise.


* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551- 3238 or me at
(202) 551-3720 with any questions.



      					Sincerely,



      					H. Christopher Owings
      Assistant Director



Paul Lipschutz
Collectible Concepts Group, Inc.
November 17, 2005
Page 1